August 10, 2007

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Calvert Variable Series, Inc. SEC File No. 333-144413 Pre-Effective Amendment No. 2 for Form N-14 Registration Statement

Dear Ms. Samuel:

Calvert Variable Series Inc. (the "Registrant") and Calvert Distributors, Inc., as principal underwriter and distributor of the shares of the Registrant, respectfully request the acceleration of the effective date of the Registration Statement of the Registrant to August 10, 2007.

CALVERT VARIABLE SERIES, INC.

/s/ Lancelot A. King

Lancelot A. King
Assistant Vice President and Assistant Secretary

CALVERT DISTRIBUTORS, INC.

/s/ Lancelot A. King

Lancelot A. King
Assistant Vice President and Assistant Secretary